Vaccinex, Inc.

1895 Mount Hope Avenue

Rochester, New York 14620

September 26, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.
Registration Statement on Form S-1
File No. 333-274520
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vaccinex, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:05 p.m., Eastern Time, on September 26, 2023, or as soon thereafter as is practicable, or at such other time as the Company may orally request by telephone. The Company hereby authorizes William Intner and Nick Hoover of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Please feel free to direct any questions or comments concerning this request to Mr. Intner at (410) 659-2778, and once the Registration Statement has been declared effective, please notify Mr. Intner by calling him at the same phone number.

Very truly yours, Vaccinex, Inc.

/s/ Scott E. Royer
By:	Scott E. Royer
Title:	Chief Financial Officer